

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2010

Mr. Perry Logan
Chief Executive Officer
Skye International, Inc.
7701 E. Gray Road
Suite 104
Scottsdale, AZ 85260

   RE: **Skye International, Inc.**
      Form 8-K Filed November 20, 2009
      Amendment No. 1 to Form 8-K Filed June 14, 2010
      File No. 0-27549

Dear Mr. Logan:

   We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        William H. Thompson
        Accounting Branch Chief